FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Saphnelo approved in the US for SLE

2 August 2021 07:00 BST

Saphnelo (anifrolumab) approved in the US for
moderate to severe systemic lupus erythematosus

Saphnelo is a first-in-class type I interferon receptor antibody and the only new medicine in over a decade for patients with systemic lupus erythematosus

AstraZeneca's Saphnelo (anifrolumab-fnia) has been approved in the US for the treatment of adult patients with moderate to severe systemic lupus erythematosus (SLE) who are receiving standard therapy.1

The approval by the Food and Drug Administration (FDA) was based on efficacy and safety data from the Saphnelo clinical development programme, including two TULIP Phase III trials and the MUSE Phase II trial. In these trials, more patients treated with Saphnelo experienced a reduction in overall disease activity across organ systems, including skin and joints, and achieved sustained reduction in oral corticosteroid (OCS) use compared to placebo, with both groups receiving standard therapy.1,2,3,4

This marks the first regulatory approval for a type I interferon (type I IFN) receptor antagonist and the only new treatment approved for SLE in more than 10 years.5,6 Type I IFN plays a central role in the pathophysiology of lupus and increased type I IFN signalling is associated with increased disease activity and severity.7,8,9,10,11

Dr. Richard Furie, Chief of the Division of Rheumatology at Northwell Health, New York, US and a principal investigator in the Saphnelo clinical development programme, said: "Our treatment goals in systemic lupus erythematosus are to reduce disease activity, prevent organ damage from either the illness itself or the medications, especially steroids, and improve one's quality of life. Today's approval of anifrolumab represents a big step forward for the entire lupus community. Physicians will now be able to offer an effective new treatment that has produced significant improvements in overall disease activity, while reducing corticosteroid use."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "Today's landmark approval of Saphnelo is the culmination of years of AstraZeneca's pioneering research in the type I interferon pathway, a central driver in systemic lupus erythematosus pathophysiology. This ground-breaking medicine has the potential to meaningfully improve the lives of patients living with this often debilitating disease."

The adverse reactions that occurred more frequently in patients who received Saphnelo in the three clinical trials included nasopharyngitis, upper respiratory tract infection, bronchitis, infusion-related reactions, herpes zoster and cough.1

SLE, the most common form of lupus affecting up to 300,000 people in the US, disproportionately affects the African-American, Hispanic and Asian populations.12 It is a complex autoimmune condition that can affect any organ, and people often experience debilitating symptoms, long-term organ damage and poor health-related quality of life. 12,13,14,15

Results from the TULIP-2 Phase III trial were published in The New England Journal of Medicine in January 2020, results from the TULIP-1 Phase III trial were published in The Lancet Rheumatology in December 2019 and results from the MUSE Phase II trial were published in Arthritis & Rheumatology in November 2016.

Saphnelo is under regulatory review for SLE in the EU and Japan. The Phase III trial in SLE using subcutaneous delivery has been initiated and additional Phase III trials are planned for lupus nephritis, cutaneous lupus erythematosus and myositis.

Financial considerations
AstraZeneca acquired global rights to Saphnelo through an exclusive license and collaboration agreement with Medarex, Inc. in 2004. The option for Medarex to co-promote the product expired on its acquisition by Bristol-Myers Squibb (BMS) in 2009. Under the agreement AstraZeneca will pay BMS a low to mid-teens royalty for sales dependent on geography.

Systemic lupus erythematosus
SLE is an autoimmune disease in which the immune system attacks healthy tissue in the body.16 It is a chronic and complex disease with a variety of clinical manifestations that can impact many organs and can cause a range of symptoms including pain, rashes, fatigue, swelling in joints and fevers.13 More than 50% of patients with SLE develop permanent organ damage, caused by the disease or existing treatments, which exacerbates symptoms and increases the risk of mortality.17,18 At least five million people worldwide have a form of lupus.19

TULIP-1, TULIP-2 and MUSE
All three trials for Saphnelo (TULIP-1, TULIP-2 and MUSE) were randomised, double-blinded, placebo-controlled trials in patients with moderate to severe SLE who were receiving standard therapy.1 Standard therapy included at least one of the following: OCS, antimalarials and immunosuppressants (methotrexate, azathioprine or mycophenolate mofetil).2,3,4

The pivotal TULIP (Treatment of Uncontrolled Lupus via the Interferon Pathway) Phase III programme included two trials, TULIP-1 and TULIP-2, that evaluated the efficacy and safety of Saphnelo versus placebo.2,3 TULIP-2 demonstrated superiority across multiple efficacy endpoints versus placebo with both arms receiving standard therapy. In the trial, 362 eligible patients were randomised (1:1) and received a fixed-dose intravenous infusion of 300mg Saphnelo or placebo every four weeks. TULIP-2 assessed the effect of Saphnelo in reducing disease activity as measured by the BILAG-Based Composite Lupus Assessment (BICLA) scale.2 In TULIP-1, 457 eligible patients were randomised (1:2:2) and received a fixed-dose intravenous infusion of 150mg Saphnelo, 300mg Saphnelo or placebo every four weeks, in addition to standard therapy. The trial did not meet its primary endpoint based on the SLE Responder Index 4 (SRI4) composite measure.3

The MUSE Phase II trial evaluated the efficacy and safety of two doses of Saphnelo versus placebo. In MUSE, 305 adults were randomised and received a fixed-dose intravenous infusion of 300mg Saphnelo, 1,000mg Saphnelo or placebo every four weeks, in addition to standard therapy, for 48 weeks. The trial showed improvement versus placebo across multiple efficacy endpoints with both arms receiving standard therapy.4

In SLE, along with the pivotal TULIP Phase III programme, Saphnelo continues to be evaluated in a long-term extension Phase III trial and a Phase III trial assessing subcutaneous delivery.20,21 In addition, AstraZeneca is exploring the potential of Saphnelo in a variety of diseases where type I IFN plays a key role, including lupus nephritis, cutaneous lupus erythematosus and myositis.

Saphnelo
Saphnelo (anifrolumab) is a fully human monoclonal antibody that binds to subunit 1 of the type I IFN receptor, blocking the activity of type I IFNs.4 Type I IFNs such as IFN-alpha, IFN-beta and IFN-kappa are cytokines involved in regulating the inflammatory pathways implicated in SLE.7,9,10,11,22,23 The majority of adults with SLE have increased type I IFN signalling, which is associated with increased disease activity and severity.7,8

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology, part of BioPharmaceuticals, is one of AstraZeneca's main disease areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage. The Company aims to transform the treatment of asthma and COPD by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including systemic lupus erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Saphnelo [anifrolumab-fnia] US prescribing information; 2021.
2. Morand E, et al. Trial of Anifrolumab in Active Systemic Lupus Erythematosus. N Engl J Med. 2020;382(3):211-221. Accessed July 2021.
3. Furie R, et al. Type I interferon inhibitor anifrolumab in active systemic lupus erythematosus (TULIP-1): a randomised, controlled, phase 3 trial. Lancet Rheumatol. 2019;1(4):e208-e219. Accessed July 2021.
4. Furie R, et al. Anifrolumab, an Anti-Interferon‐a Receptor Monoclonal Antibody, in Moderate‐to‐Severe Systemic Lupus Erythematosus. Arthritis Rheumatol. 2017;69(2):376-386. Accessed July 2021.
5. Mahieu MA, et al. A critical review of clinical trials in systemic lupus erythematosus. Lupus. 2016;25(10):1122-1140. Accessed July 2021.
6. Merrill JT, et al. Lupus community panel proposals for optimising clinical trials: 2018. Lupus Sci Med. 2018;5:e000258. Accessed July 2021.
7. Lauwerys BR, et al. Type I interferon blockade in systemic lupus erythematosus: where do we stand? Rheumatol. 2014;53:1369-1376. Accessed July 2021.
8. Crow MK. Type I Interferon in the Pathogenesis of Lupus. J Immunol. 2014;192(12):5459-5468. Accessed July 2021.
9. Sarkar MK, et al. Photosensitivity and type I IFN responses in cutaneous lupus are driven by epidermal-derived interferon kappa. Ann Rheum Dis. 2018;77:1653-1664. Accessed July 2021.
10. Jefferies CA. Regulating IRFs in IFN Driven Disease. Front Immunol. 2019;10:325. Accessed July 2021.
11. Mai L, et al. The baseline interferon signature predicts disease severity over the subsequent 5 years in systemic lupus erythematosus. Arthritis Res Ther. 2021;23:29. Accessed July 2021.
12. Centers for Disease Control and Prevention. Systemic Lupus Erythematosus (SLE). Available online. Accessed July 2021.
13. American College of Rheumatology. Guidelines for referral and management of systemic lupus erythematosus in adults. Arthritis & Rheumatology. 1999;42:1785-1796. Accessed July 2021.
14. Touma Z, et al. Current and future therapies for SLE: obstacles and recommendations for the development of novel treatments. Lupus Sci Med. 2017;4:e000239. Accessed July 2021.
15. Izmirly PM, et al. Prevalence of Systemic Lupus Erythematosus in the United States: Estimates From a Meta-Analysis of the Centers for Disease Control and Prevention National Lupus Registries. Arthritis Rheumatol. 2021;73(6):991-996. Accessed July 2021.
16. The Lupus Foundation of America. What is Lupus? Available online. Accessed July 2021.
17. Bruce IN, et al. Factors associated with damage accrual in patients with systemic lupus erythematosus: results from the systemic lupus international collaborating Clinics (SLICC) inception cohort. Ann Rheum Dis. 2015;74:1706-1713. Accessed July 2021.
18. Segura BT, et al. Damage accrual and mortality over long-term follow-up in 300 patients with systemic lupus erythematosus in a multi-ethnic British cohort. Rheumatol. 2020;59(3):524-533. Accessed July 2021.
19. The Lupus Foundation of America. Lupus facts and statistics. Available online. Accessed July 2021.
20. ClinicalTrials.gov. Long Term Safety of Anifrolumab in Adult Subjects With Active Systemic Lupus Erythematosus (TULIP SLE LTE). NCT Identifier: NCT02794285. Accessed July 2021.
21. ClinicalTrials.gov. Subcutaneous Anifrolumab in Adult Patients With Systemic Lupus Erythematosus (Tulip SC). NCT Identifier: NCT04877691. Accessed July 2021.
22. López de Padilla CM, et al. The Type I Interferons: Basic Concepts and Clinical Relevance in Immune-mediated Inflammatory Diseases. Gene. 2016;576(101):14-21. Accessed July 2021.
23. Rönnblom L, et al. Interferon pathway in SLE: one key to unlocking the mystery of the disease. Lupus Sci Med. 2019;6(1):e000270. Accessed July 2021.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 2 August 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary